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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                           SMTEK International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock (Par Value $.01)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  832688 20 4
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                                 (CUSIP Number)


  Clay M. Biddinger 7650 W. Courtney Campbell Cswy, Ste 1120, Tampa, FL 33607
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    9/13/01
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 832688 20 4                 13D                     Page   of   Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Clay M. Biddinger
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     U.S. Citizen
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         115,017 Shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           115,017 Shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     115,017 Shares
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     5.01%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

Clay M. Biddinger
CUSIP No. 832688 20 4
November 8, 2001
Page Three


Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Company Common Stock"), of SMTEK International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2151 Anchor Court, Thousand Oaks, CA 91320.

Item 2.  Identity and Background

         a.   The name of the person filing this Statement is Clay M. Biddinger.
         b. Mr. Biddinger's address is 7650 W. Courtney Campbell Cswy, Ste 1120, Tampa, FL 33607.
         c. Mr. Biddinger's present principal occupation is as a financing executive.
         d. During the past 5 years, Mr. Biddinger has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. During the past five years, Mr. Biddinger has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.   Mr. Biddinger is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         a. On February 26, 2001, Mr. Biddinger acquired an aggregate of 102,106 shares of Company Common Stock from Saul Reiss (individually and on behalf of his individual retirement account) and Charlene Ann Gondek (collectively, the "Sellers") for cash consideration in the aggregate amount of $465,858.62. The source of the cash proceeds came from Mr. Biddinger's personally controlled funds.
         b. During the period from August 23, 2000 to September 13, 2001, the Company granted Mr. Biddinger Options to purchase up to 12,911 shares of Company Common Stock, in consideration of services provided to the Company as a member of its Board of Directors, pursuant to the SMTEK International, Inc. Amended And Restated 1998 Non-Employee Directors Stock Plan.

Item 4.  Purpose of Transaction

         a. On February 26, 2001, Mr. Biddinger purchased an aggregate of 102,106 shares of Company Common Stock from the Sellers for an aggregate cash consideration of $465,858.62. Mr. Biddinger made the purchase for the purpose of acquiring an equity position in the Company.

         b. During the period from August 23, 2000 to September 13, 2001, the Company granted Mr. Biddinger options to purchase up to 12,911 shares of Company Common Stock, in consideration of services provided to the Company as a member of its Board of Directors, pursuant to the SMTEK International, Inc. Amended and Restated 1998 Non-Employee Directors Stock Plan. The options are all fully vested, were granted and expire on the dates set forth below and are currently exercisable at the following prices per share:

SCHEDULE 13D
Clay M. Biddinger
CUSIP No. 832688 20 4
November 8, 2001
Page Four


Number of Shares
Underlying                            Per Share
Options          Grant Date           Exercise Price ($)      Expiration Date
--------------------------------------------------------------------------------
4,174            August 23, 2000           $3.75             August 23, 2010
5,000            November 9, 2000          $5.00             November 9, 2010
  241            November 16, 2000         $7.00             November 16, 2011
  241            November 16, 2000         $7.00             November 16, 2010
  327            February 9, 2001          $7.47             February 9, 2011
  495            May 14, 2001              $8.20             May 14, 2011
2,178            July 2, 2001              $7.75             July 2, 2011
  255            September 13, 2001        $5.92             September 13, 2011


              Upon the grant by the Company to Mr. Biddinger of the options to purchase up to 255 shares of Company Common Stock on September 13, 2001, Mr. Biddinger's beneficial ownership percentage of Company Common Stock increased to exceed 5% of the issued and outstanding Company Common Stock.

              Mr. Biddinger has acquired all of the above-referenced securities for investment purposes. He did not acquire any of such securities with borrowed funds.

              As of the date of this Statement, Mr. Biddinger does not have any current arrangements, or understandings or intent to acquire any additional shares of Company Common Stock, other than upon the grant of additional options to purchase shares of Company Common Stock under any compensation or benefit plan established by the Company for members of the Company's Board of Directors, if any.

              Mr. Biddinger reserves the right to determine in the future whether to acquire or dispose of any securities of the Company.

Item 5.  Interest in Securities of the Issuer

              Mr. Biddinger is the beneficial owner of 115,017 shares of Company Common Stock, including 102,106 issued and outstanding shares of Company Common Stock and currently exercisable options to purchase up to 12,911 shares of Company Common Stock.

              Mr. Biddinger has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 115,017 shares of the Company Common Stock, including 102,106 issued and outstanding shares of Company Common Stock and currently exercisable options to purchase up to 12,911 shares of Company Common Stock.

SCHEDULE 13D
Clay M. Biddinger
CUSIP No. 832688 20 4
November 8, 2001
Page Five


              Mr. Biddinger effected the following transactions to acquire Company Common Stock during the 60 days preceding the date of this
              Statement: On September 13, 2001, the Company granted to Mr. Biddinger currently exercisable options to purchase up to 255 shares of Company Common Stock with an exercise price of $5.92 per share.

              Mr. Biddinger knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the above-referenced securities, including the issued and outstanding shares of Common Stock and the currently unexercised options to purchase shares of Company Common Stock beneficially owned by Mr. Biddinger.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Biddinger and any person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



November 8, 2001
-----------------------------------
Date

/s/ Clay M. Biddinger
-----------------------------------
Signature

Individual
-----------------------------------
Name/Title